

# Offering Statement for Culpepper Arlington Restaurant, LLC ("Culpepper Arlington Restaurant")

Culpepper Arlington Restaurant, LLC ("Culpepper Arlington Restaurant," the "Company," "we," or "us"), a Texas limited liability company formed on December 15, 2025, is holding the following offering:

**Culpepper Arlington Restaurant, LLC is offering Revenue Sharing Notes. Up to $1,235,000 in Notes, offered at their face amount, with a minimum target amount of $50,000. The minimum investment amount will be $500 and the offering deadline will be October 31, 2026.**

| Term | Detail |
|---|---|
| Security offered | Revenue Sharing Notes (the "Notes"), issued under Regulation Crowdfunding. |
| Target offering amount | $50,000 |
| Maximum offering amount | $1,235,000 |
| Minimum individual investment | $500 |
| Offering deadline | October 31, 2026 |
| Revenue Percentage | Tiered from 0.07% to 6.00% of the Company's Total Revenue (as defined in the Note), determined by the total amount raised in the offering. |
| Maximum Payment Multiple | 1.40x the principal amount of each Note. |
| Payment frequency | Semiannual. Payments are due July 30 (for the six-month period ending June 30) and January 30 (for the six-month period ending December 31). |
| Accrual Rate | The mid-term Applicable Federal Rate (AFR), semiannual compounding, for the month of issuance; set at closing. |
| Ranking | Unsecured obligation of the Company, subordinated to the Company's institutional indebtedness. |

| Term | Detail |
| --- | --- |
| Maturity Date | The fifth (5th) anniversary of the Opening Date, and in no event later than December 31, 2033. |
| Voting rights | None. The Notes carry no equity, voting, or management rights. |

**Perks:**

**Invest $500+:**

- Founders-only loyalty program rewarding investors with the equivalent of 10% off at an UNCO restaurant for life.
- VIP invites to grand openings, launches, and more.
- Complimentary birthday dessert.

**Invest $1,000+:**

- Everything above.
- Merch: Culpepper T-Shirt.

**Invest $5,000+:**

- Everything above.
- Merch: Culpepper hat.

**Invest $10,000+:**

- Everything above.
- 1 Group Bourbon tasting.
- Access to VIP tables on OpenTable.
- Merch: Culpepper leather coasters (4).

**Invest $25,000+:**

- Named booth or table with a permanent plaque at the Arlington location.
- 1 private experience with the ownership team – dinner, tasting, or event.
- Before 60 days: Founders Chef's tasting event.
- Culpepper x Tecovas boots.

**UNCO Founders Club (Investor Benefit — Not a Term of the Notes)**

Every investor in the offering is enrolled in the UNCO Founders Club and receives loyalty points redeemable for food and beverage credits at UNCO restaurants. The Founders Club is an investor benefit provided by UNCO Management LLC. It is not part of the return on the Notes and is not a payment obligation of the Company under the Notes. Points are awarded on the amount invested, at a rate that depends on when the investment is made:

| When the investment is made | Points awarded | Approximate credit value |
| --- | --- | --- |
| Invested during the first 10 days of the offering | 3 points per $1.00 invested | Equivalent to 30% of the amount invested |
| Invested on days 11 through 35 | 2 points per $1.00 invested | Equivalent to 20% of the amount invested |
| Invested after day 35 | 1 point per $1.00 invested | Equivalent to 10% of the amount invested |

Additional Founders Club terms:

- Each point has a redemption value of $0.10. Points are redeemable in 250-point increments ($25).
- Founders Club members additionally earn 1 point for every $1.00 spent at any UNCO location, for life.
- Members receive invitations to VIP events, and additional benefits at higher investment levels.
- Points and credits are redeemable only for food and beverage at UNCO restaurants. They are not cash, are not redeemable for cash, and have no value outside UNCO locations. They are not payments on the Notes and do not reduce or satisfy the Maximum Payment Multiple.
- Points earned by investing are issued to the investor's Founders Club account within 30 days after the offering successfully closes. If the offering does not close, no points are issued.
- Points are promotional food and beverage credits. They are not a security or an investment, and may not be applied to gratuity, tax, retail merchandise, gift cards, private events, buyouts, or catering. UNCO may decline or limit any redemption in its sole discretion.
- Points are personal to the investor and may not be sold or transferred.
- UNCO may update Founders Club terms and program mechanics from time to time. Full program details: unco.com/foundersclub.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes

any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: Chandler@highlander.ai

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted shares that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

## Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

## About This Form C

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND, IN ADDITION, THE NOTES MAY NOT BE TRANSFERRED WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY AS DESCRIBED IN THE REVENUE SHARING AGREEMENT. YOU SHOULD BE AWARE THAT YOU WILL

BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS SERVICE PROVIDERS.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

## Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at

https://www.culpeppercattleco.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

# The Company

**1. What is the name of the issuer?**

Culpepper Arlington Restaurant, LLC

2010C Greenville Ave, Dallas, TX 75206

# Eligibility

**2. The following are true for Culpepper Arlington Restaurant, LLC :**

1. Organized under, and subject to, the laws of the State of Texas.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 29 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**
No.

# Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

**Employee Name and Title**

Sameer Patel: Co-CEO

Mr. Patel's primary position is with the UNCO which owns and operates a series of restaurants including Culpepper.

**Employee Background**

Co-founder and Co-CEO of UNCO, a DFW-based restaurant development and operations group. LinkedIn: https://www.linkedin.com/in/sameer-patel-7391759/

**3-Year Work History**

Co-CEO | UNCO | April 2021 – Present

**Employee Name and Title**

Elias Pope: Co-CEO

Mr. Pope's primary position is with the UNCO which owns and operates a series of restaurants including Culpepper

**Employee Background**

Co-founder and Co-CEO of UNCO, a DFW-based restaurant development and operations group, and founder of HG Sply Co. (2013). LinkedIn: https://www.linkedin.com/in/elias-pope-a23070108/

**3-Year Work History**

Co-CEO | UNCO | Sept 2012 – Present

# Principal Security Holders

**5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

**Principal Security Holder Name**

UNCO Culpepper Holdings, LLC

**Common Units**

100% of the Common Units

**Unit Class**

Common Units

**Voting Power**

100%

*The ultimate bendicial owners that own 20% or more of the company is Sameer Patel and Elias Pope.

# Business and Anticipated Business Plan

**6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

**Business Overview:**

Whether you're a local, a true Texan, or simply passing through, we invite you to be a part of our reimagined narrative. We're more than just a restaurant; we're a tribute to timeless memories, authentic flavors, and the enduring spirit of Texas. As we say at Culpepper Cattle Company: "You're in Good Company".

**Vision:**

Culpepper Cattle Co. addresses a growing gap in the Texas dining market where guests seek more than just a meal—they want authentic flavors, emotional connection, and a true sense of place. Many concepts fail to balance quality, nostalgia, and scalability, often compromising consistency as they grow.

Culpepper solves this by delivering timeless Texas home cookin', USDA Prime and C.A.B. steaks, and fresh Tex-Mex under one proven brand. With successful locations in Rockwall and Dallas, the company is raising capital to expand into Arlington, meeting strong regional demand while preserving the spirit, quality, and profitability that define the Culpepper experience.

**Market Opportunity:**

The Texas full-service restaurant market continues to experience strong growth, driven by population expansion, tourism, and sustained demand for premium casual dining with regional authenticity. The Dallas–Fort Worth metroplex alone adds thousands of new residents annually, creating consistent demand for established, high-quality dining concepts.

Arlington represents a strategic opportunity due to its dense traffic, entertainment venues, and limited supply of trusted Texas-themed steak and Tex-Mex brands. The restaurant will be located in the heart of Arlington's entertainment district, near Six Flags Over Texas, Globe Life Field, AT&T Stadium, and Texas Live!. With proven unit economics in Rockwall and Dallas, Culpepper Cattle Co. is well-positioned to capture market share, drive repeat visitation, and generate scalable, long-term revenue growth across North Texas.

**Traction:**

Culpepper Cattle Co. has demonstrated strong traction through the successful operation of its Rockwall and Dallas locations, each built on repeat customers, local loyalty, and consistent revenue performance.

The brand has established a reputation for premium steaks, Texas comfort food, and authentic Tex-Mex, driving steady traffic across lunch, dinner, and weekend dining. High guest satisfaction and word-of-mouth marketing continue to fuel organic growth, while operational systems, vendor relationships, and staffing models are already in place. This proven foundation significantly reduces execution risk as the company expands into the Arlington market.

**Business Model:**

Culpepper Cattle Co. operates a high-margin, full-service restaurant model centered on premium steaks, Texas home cookin', and fresh Tex-Mex, driving strong average check sizes and repeat visitation. Revenue is generated through dine-in food and beverage sales, with margaritas and bar offerings enhancing profitability. The company leverages centralized purchasing, proven vendor relationships, and standardized kitchen operations to control costs while maintaining quality.

With an established brand and scalable systems already in place, each new location benefits from operational efficiencies, faster ramp-up periods, and predictable unit economics that support sustainable, long-term growth.

# Risk Factors

**Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.**

## Risks Related to the Company's Business and Industry

### You might lose your money.

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

### Regulatory changes and uncertainties.

Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

### The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

## We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

## The Company's success depends on the experience and skill of its directors, officers and other key personnel.

In particular, we are dependent on our directors, officers and key personnel. The loss of any such person(s) could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

## Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

## Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

**The real property for the restaurant is under contract but has not been purchased, and the project may not proceed.**

The site on which the restaurant will be built is under contract to be purchased by an affiliate of the Company, Culpepper Arlington RE, LLC. The purchase has not closed and is subject to customary closing conditions. If the purchase does not close, the project will not proceed at the intended site and the Company intends to refund to investors the amounts they invested.

The Company will not own the real estate; it will occupy property owned by the affiliate. The Company depends on cash flow from operations to pay its occupancy costs and to fulfill other cash requirements. Negative effects on the affiliate property owner, including under its financing arrangements, could in turn adversely affect the Company's business and results of operations.

**Development risk: the Company's dependence on new construction exposes it to timing, budgeting, and other risks.**

New project development has a number of risks, including risks associated with: construction delays or cost overruns that may increase project costs; receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by the Company will be issued; development costs incurred for projects that are not pursued to completion; so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project; defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation; ability to raise capital; and governmental restrictions on the nature or size of a project or timing of completion. The restaurant's targeted opening is in Q4 2027 and could be delayed, which would delay the Opening Date, the start of revenue sharing, and the Maturity Date of the Notes (subject to the December 31, 2033 outside date).

**The Company expects to incur significant senior secured indebtedness, and the Notes will be subordinate to it.**

The Company expects to be a co-borrower, together with its real estate affiliate, Culpepper Arlington RE, LLC, under a senior secured construction loan of approximately $5.8 million to acquire the site and construct the restaurant. The loan has not closed and its final terms may change. As anticipated, the loan will bear interest at a floating rate, will be secured by a first lien on the real property and on substantially all assets of the borrowers, including the Company, and will be guaranteed by certain UNCO affiliates and principals. Those guarantees run to the senior lender only; the Notes are not guaranteed by any person.

As a co-borrower, the Company will be liable for the full amount of the loan, including the portion of proceeds used by the affiliate to acquire the real estate that the Company will not own. The Notes are unsecured and are contractually subordinated to indebtedness of the Company to banks and other institutional lenders under the Revenue Sharing Agreement, and will be effectively subordinated to the senior loan to the extent of the collateral securing it, which is expected to include substantially all of the Company's assets. If the Company defaults on the senior loan, the senior lender could foreclose on the Company's assets, and holders of the Notes may receive little or nothing.

## Single location.

The Company will only have an interest in the operations of the Culpepper Cattle Co. restaurant to be located in Arlington, Texas. The Company will not have any ownership or other beneficial or financial interest in any other Culpepper Cattle Co. location, in any other UNCO restaurant, in the real estate, or in the Culpepper brand in general, including any intellectual property. Operating a single location makes the Company particularly vulnerable to local competition, local economic conditions, and events affecting the site.

## Intellectual property risks.

The Company expects to license the intellectual property rights associated with the Culpepper Cattle Co. brand from an affiliated company, which has a different ownership structure than the Company, which may present certain conflicts of interest. The Company will not have an ownership interest in the Culpepper Cattle Co. intellectual property. The Company's success depends in part on brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property. If efforts to protect the brand are inadequate, or if any third party misappropriates or infringes on the intellectual property, the value of the brand may be harmed, which could have a material adverse effect on the business.

## Potential conflicts of interest.

The key persons individually or through entities may own, operate or consult with other restaurant operations in the Dallas-Fort Worth area similar to the Company, including operations utilizing the brand associated with the Company. Such other businesses will be owned by entities other than the Company, which may not have an identity of ownership interest with the Company. There can be no guarantee that such activities will not have a deleterious effect on the revenues of the Company's operations due to unintended competitive factors, and the relevant key persons will have no duty to account to the Company for profits derived from such other activities. In addition, the Company expects to enter into agreements with affiliates, including a management services arrangement and an intellectual property license, and the Company and its affiliate will be co-borrowers under the senior loan; the terms of such arrangements are not the product of arm's-length negotiation between unrelated parties.

## Alcohol sale risks.

The Company is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Company to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance.

The Company is subject to state "dram shop" laws, which generally allow a person to sue the Company if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Company's restaurant. A judgment against the Company under a dram shop law could exceed the Company's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Company's results of operations. Regardless of the validity of the claims, the Company could be adversely affected by negative publicity resulting from such laws.

## Required nutritional disclosure risks.

Government regulation and consumer eating habits may impact the Company's business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Company's menu offerings. These changes have resulted in, and may continue to result in, laws and regulations that impact the ingredients and nutritional content of menu offerings, or that require disclosure of the nutritional content of food offerings. Compliance with such laws and regulations may be costly and time-consuming, and the Company cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or to successfully implement nutrient content disclosure requirements or menu-labeling laws.

## Food safety risks.

The Company considers food safety a top priority and will dedicate substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Company's restaurant or those of competitors, could harm customers and result in negative publicity, could force temporary closure, and could adversely affect the price and availability of affected ingredients, any of which could materially and adversely impact the business's financial condition and results of operations.

## Supply and delivery cost risks.

Supplies and prices of the various products used in the goods that the Company offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Company to shortages or interruptions in product supplies, which could adversely affect revenue. The Company does not have control over the businesses of its vendors, suppliers and distributors. Higher fuel prices may affect supply or transportation costs and may affect the Company's profitability. Certain supplies are perishable, and if any of the Company's vendors, suppliers or distributors are unable to fulfill their obligations to the Company's standards, the Company could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Company's business, financial condition and results of operations.

## Labor supply risks.

A primary component of the Company's operations is labor. The Company competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Company will devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees. If the Company is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. The Company must follow various federal and state labor laws, and may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests.

A significant portion of the Company's service staff will be tipped employees paid at the minimum wage. Legislators have advocated significant increases in the minimum wage in recent years, and the Company has no control over such increases. When the minimum wage is increased, it may be difficult for the Company to pass along increased payroll costs to guests due to the competitiveness of the food and beverage industry. As a result, increases in the minimum wage could have a material adverse impact on the Company.

## Management risks.

Any operational growth experienced by the Company will place additional demands on the Company's administrative, management and financial resources. If the Company's management does not effectively manage growth, the Company's operations and financial condition may be negatively impacted.

## Information technology risks.

The Company will rely heavily on information systems, such as point-of-sale processing, for management of its supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Company's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems, and on protecting its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively could result in delays in guest service, reduce operational efficiency, and require significant unplanned capital investments to remediate.

## Legal risks.

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues. Negative publicity about such allegations may negatively affect the Company, regardless of whether the allegations are true. The Company may also be impacted by industry trends in litigation, including class-action allegations under various consumer protection laws and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately predict the outcome of any such proceedings, and an unfavorable outcome could have a material adverse impact on the Company's business, financial condition and results of operations.

**Tax risks.**

The Company is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Company believes its tax positions and estimates are reasonable, the Company could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Company. If material, payment of such additional amounts could have a material impact on the Company's results of operations and financial position.

**Accounting risks.**

Changes to existing accounting rules or regulations may impact the Company's future results of operations or cause the perception that the Company is more highly leveraged. New accounting rules or regulations and varying interpretations of existing accounting rules or regulations may occur in the future, and future changes to accounting rules or regulations may impact the Company's future operating results.

**Changes in economic conditions could hurt the Company.**

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, are unpredictable and could negatively affect the Company's financial performance or ability to continue to operate. Because the senior loan is expected to bear interest at a floating rate, increases in interest rates would increase the Company's debt service costs.

**Changes in laws.**

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect the Company's financial performance or ability to continue to operate.

**Uninsured losses.**

Although the Company will carry some insurance, the Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage its business.

**Risks from work stoppages, terrorism, pandemics or natural disasters.**

The Company's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the restaurant, property damage, and lost sales if the Company is forced to close for an extended period of time.

**Financial forecast risks.**

Any financial forecasts or projections provided by the Company are reasonable forecasts based upon assumptions of stable economic conditions and various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which the Company and its key persons have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts, and to the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Additionally, the Company is a newly established entity and therefore has no operating history from which forecasts can be projected.

**Risks Related to the Offering**

**The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

**Neither the Offering nor the Securities have been registered under federal or state securities laws.**

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

**The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.**

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

**The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.**

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

## The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

## The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering; it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

## The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

## Incomplete offering information.

Regulation Crowdfunding does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares. Although Regulation Crowdfunding does require extensive information, it is possible that you would make a different decision if you had more information.

## Lack of ongoing information.

The Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company, and the Company is allowed to stop providing annual information in certain circumstances.

## Risks Related to the Securities

**The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.**

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. In addition, under the Revenue Sharing Agreement, the Notes may not be sold, assigned, pledged, or otherwise transferred, at any time, without the prior written consent of the Company, which may be granted or withheld in the Company's sole discretion, and the Company has a first right of refusal on any proposed transfer. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

## Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on management to conduct and manage the business affairs of the Company. Ownership of a Note does not give the Holder the right to vote or otherwise participate in the management of the Company.

## Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

**The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.**

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

**Future investors and lenders might have superior rights.**

If the Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors or lenders might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise. The Company has the right to create additional classes of securities, both equity securities and debt securities, and some of these additional classes of securities could have rights that are superior to those of the Notes, including promissory notes that are secured by specific property of the Company.

**You have a limited upside.**

The Notes include a maximum amount you can receive: 1.40x the principal amount of your Note. You cannot receive more than that even if the Company is significantly more successful than your initial expectations.

**You do have a downside.**

Conversely, if the Company fails to generate enough revenue, you could lose some or all of your money.

**Payments and return are unpredictable.**

Because your payments are based on the revenue of the Company, and the revenue of the Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return. Although the Note requires any unpaid balance of the Maximum Payment Amount to be paid on the Maturity Date, that payment depends on the Company having the resources to make it, and is not guaranteed or insured.

**The Notes are unsecured and uninsured.**

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity. Holders have no security interest in any of the Company's assets and no lien on, or recourse to, the real property on which the restaurant will operate.

## Subordination.

The Notes are subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money, whether now existing or hereafter created, without any further action or consent of any Holder. This is expected to include the senior construction loan described in this Form C, which is expected to be secured by substantially all of the Company's assets. Under the Revenue Sharing Agreement, each Holder also authorizes the Company and the Representative to execute customary subordination, standstill, or intercreditor agreements on the Holder's behalf as reasonably required by any senior lender.

## Lack of guaranty.

The Notes are not personally guaranteed by any of the founders, by UNCO, by any affiliate, or by any other person. The personal and entity guarantees described elsewhere in this Form C relate to the senior construction loan and run only to the senior lender; they provide no credit support to holders of the Notes.

## Limitation of individual rights in event of default.

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a Representative will be appointed by a majority of the Holders according to the procedures set forth in the Revenue Sharing Agreement, and all claims to enforce the Notes may be brought only by the Representative. It is possible that you will not like the Representative, or that the Representative will do things you believe are wrong or misguided. In addition, the Representative may not accelerate the Notes without the affirmative written consent of a majority of the Holders.

## The terms of the Notes may be amended without your consent.

The Notes and the Revenue Sharing Agreement may be amended with the written consent of the Company and Holders who own more than fifty percent (50%) of all Notes issued in the offering. An amendment adopted in this manner is binding on all Holders, including Holders who did not consent.

## Founder perks and Founders Club benefits are not terms of the Notes and may change.

The Founder perks and UNCO Founders Club points described in this Form C are offered voluntarily as a means of showing appreciation to investors. They are provided by UNCO Management LLC, not by the Company, are not contractual conditions governed by the Notes, are not enforceable under the Notes, and are not payments on the Notes. Points are promotional food and beverage credits with no cash value, and UNCO may update Founders Club terms and program mechanics from time to time. You should make your investment decision based on the terms of the Notes, not on the perks.

**In the event of the dissolution or bankruptcy of the Company, holders of the Notes are unsecured, subordinated creditors and may recover little or nothing.**

The Notes are debt obligations of the Company, but they are unsecured and subordinated. In a dissolution, bankruptcy, or similar proceeding, holders of the Notes would be paid only after all secured and senior creditors of the Company have been paid in full, and there can be no assurance that any assets would remain available to make payments on the Notes.

**There is no guarantee of a return on an Investor's investment.**

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

# The Offering

| | |
|---|---|
| **Minimum Amount Offered** | $50,000 (Target Offering Amount) |
| **Maximum Amount Offered** | $1,235,000 (Maximum Offering Amount) |
| **Price Per Security** | The Notes are offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000. |
| **Minimum Individual Purchase Amount** | $500.00 |
| **Offering Deadline** | 10/31/2026 |
| **Accrual Rate** | Set at close. The mid-term AFR at semiannual compounding for the month of issuance. |
| **Use of Proceeds** | See Question 8 |
| **Voting Power** | See Question 13 |

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Culpepper Arlington Restaurant, LLC ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the first $500,000 of the value of the securities sold through Regulation CF, 4.25% of the value of the securities sold above $500,000, and a $2,000 onboarding fee. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $50,000 and $1,235,000 through an offering under Regulation CF. Specifically, if we reach the Target Offering Amount of $50,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the minimum offering amount of $50,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

The real property on which the restaurant will be built is under contract to be purchased by an affiliate of the Company, Culpepper Arlington RE, LLC, and that purchase has not yet closed. If the property purchase does not close and the project does not proceed, the Company intends to refund to investors the amounts they invested.

**7. What is the purpose of this offering?**
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

**8. How does the issuer intend to use the proceeds of this offering?**

|  | % of Capital if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Capital if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| **PicMii Portal Fee** | 4.90% | $2,450.00 | 4.51% | $55,737.50 |
| **Leasehold Improvements and Restaurant Opening Expenses** | 95.10% | $47,550.00 | 95.49% | $1,179,262.50 |
| **Total** | **100%** | **$50,000.00** | **100%** | **$1,235,000.00** |

The PicMii Portal Fee reflects PicMii's compensation of 4.9% of the first $500,000 raised and 4.25% of amounts raised above $500,000.

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

**9. How will the issuer complete the transaction and deliver securities to the investors?**

Manage Own Records - In entering into an agreement on PicMii Crowdfunding, LLC dba Highlander Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, they will be managing their records on their own. Stock ownership is recorded in the company's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

The Notes will be issued electronically; no paper certificates will be printed. Each investor will execute the Investment Agreement (which includes the Revenue Sharing Note and the Revenue Sharing Agreement) electronically through the PicMii platform. Upon closing, the Company will record each investor's Note on its books and records. All payments on the Notes will be made in U.S. dollars as ACH deposits into an account designated by each investor, or through such other platform, paying agent, or transfer agent as the Company may designate from time to time, as described in the Revenue Sharing Agreement.

**10. How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering. PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

**11. Can the company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

### 12. Describe the terms of the securities being offered.

| Term | Detail |
|------|--------|
| Security offered | Revenue Sharing Notes (the "Notes"), issued under Regulation Crowdfunding. |
| Target offering amount | $50,000 |
| Maximum offering amount | $1,235,000 |
| Minimum individual investment | $500 |
| Offering deadline | October 31, 2026 |
| Revenue Percentage | Tiered from 0.07% to 6.00% of the Company's Total Revenue (as defined in the Note), determined by the total amount raised in the offering. |
| Maximum Payment Multiple | 1.40x the principal amount of each Note. |
| Payment frequency | Semiannual. Payments are due July 30 (for the six-month period ending June 30) and January 30 (for the six-month period ending December 31). |
| Accrual Rate | The mid-term Applicable Federal Rate (AFR), semiannual compounding, for the month of issuance; set at closing. |
| Ranking | Unsecured obligation of the Company, subordinated to the Company's institutional indebtedness. |
| Maturity Date | The fifth (5th) anniversary of the Opening Date, and in no event later than December 31, 2033. |
| Voting rights | None. The Notes carry no equity, voting, or management rights. |

### 12.1.  Description of the Securities

The Notes are issued pursuant to, and their full terms are set forth in, the Investment Agreement, the Revenue Sharing Note (Exhibit A to the Investment Agreement), and the Revenue Sharing Agreement (Exhibit B to the Investment Agreement), copies of which accompany this Form C. The following is a summary and is qualified in its entirety by those documents.

### 12.1.1 Payment obligation

Each Note obligates the Company to pay the holder a share of the Company's Total Revenue (as defined below) until the holder has received total payments equal to 1.40 times the principal amount of the Note (the "Maximum Payment Multiple"). Once a holder has received 1.40x their principal (the "Maximum Payment Amount"), the Company's payment obligation to that holder is satisfied in full and the Note is retired.

**Every investor receives the same 1.40x maximum payment regardless of when they invest or how much is raised. The amount raised affects only how quickly that 1.40x is paid, not how much is paid.**

### 12.1.2 Revenue Percentage — tiered

The "Revenue Percentage" is the share of Total Revenue applied to the payment obligation. It is determined after the offering has successfully closed, based on the total principal amount of Notes sold in the offering (the "Total Raise"), in accordance with the following schedule:

| Total Raise (equals or exceeds) | Revenue Percentage |
| --- | :---: |
| $50,000 | 0.07% |
| $100,000 | 0.19% |
| $200,000 | 0.50% |
| $300,000 | 0.87% |
| $400,000 | 1.29% |
| $500,000 | 1.74% |
| $600,000 | 2.24% |
| $700,000 | 2.76% |
| $800,000 | 3.31% |
| $900,000 | 3.89% |
| $1,000,000 | 4.50% |
| $1,100,000 | 5.12% |
| $1,235,000 | 6.00% |

**How the tiering works.** The Revenue Percentage for a tier applies when the Total Raise equals or exceeds that tier amount. There is no interpolation between tiers; the Revenue Percentage of the highest tier reached applies to all Notes, including Notes purchased before a threshold was crossed. By way of example, a Total Raise of $999,999 results in a Revenue Percentage of 3.89%. A single Revenue Percentage applies uniformly to all Notes issued in the offering.

**Maximum rate.** The Revenue Percentage reaches its 6.00% maximum only if the Total Raise equals the $1,235,000 offering maximum.

### 12.1.3  Calculation and timing of payments

Revenue sharing begins on the Opening Date. Payment periods are the six-month periods ending June 30 and December 31, and payments are due thirty (30) days after the end of each period: by July 30 for a period ending June 30, and by January 30 for a period ending December 31. The first payment period begins on the Opening Date and ends on the next following June 30 or December 31; if that initial period is less than one month, it is combined with the following six-month period. For each payment period, the aggregate payment to all holders equals the Revenue Percentage multiplied by the Total Revenue of the Company for that period. Each holder receives their pro rata share of that amount, based on the principal amount of their Note relative to the aggregate principal amount of all Notes issued in the offering (the holder's "Purchaser Percentage"). No payments are due to a holder after the holder has received the Maximum Payment Amount.

**Maturity payment.** Unless payments have already terminated because the holder has received the Maximum Payment Amount, on the Maturity Date the Company shall pay to each holder an amount equal to the Maximum Payment Amount minus the aggregate of all payments previously made to that holder, so that each holder receives the full 1.40x Maximum Payment Multiple no later than maturity. This payment obligation depends on the Company having the resources to make it and is not guaranteed or insured.

### 12.1.4  Total Revenue (defined)

"Total Revenue" for any period means the gross sales price of all merchandise, gift or merchandise certificates, or services sold by the Company during the period, using the same method of accounting used for Federal income tax purposes, reduced by items including: (i) tips or gratuities; (ii) sales, use, gross receipts, liquor, restaurant, or excise taxes; (iii) certain inter-restaurant exchanges of inventory made for operational convenience; (iv) returns to shippers, vendors, suppliers, and/or manufacturers; (v) gift certificates or vouchers until redeemed; (vi) employee meal discounts; (vii) fees and/or charges paid directly to credit card issuers; (viii) fees paid to third-party delivery apps; (ix) proceeds from the sale or other disposition of capital assets or equipment; (x) insurance or casualty recoveries; (xi) proceeds of any financing, loan, or capital-raising transaction (including the Notes); (xii) government grants, subsidies, or tax credits; (xiii) landlord tenant-improvement allowances; and (xiv) interest or investment income. Total Revenue is limited to revenue arising in the ordinary course of the Company's restaurant operations and excludes non-operating and non-recurring items. The complete definition is set forth in Section 2.7 of the Note.

### 12.1.5  Accrual Rate

The Notes accrue interest at the Accrual Rate, equal to the mid-term Applicable Federal Rate (AFR) with semiannual compounding for the month in which the Notes are issued, as published by the IRS. The Accrual Rate is fixed at closing. The Accrual Rate does not increase the amount payable on the Notes: total payments remain capped at the 1.40x Maximum Payment Multiple. Instead, the Accrual Rate is used for Federal and State tax purposes to characterize payments, which are treated first as interest (up to the amount of interest accrued at the Accrual Rate), then as principal until the entire principal amount has been repaid, and then as interest. Upon an Event of Default, unpaid amounts bear interest at the Accrual Rate plus one and one-half percent (1.5%) per annum.

### 12.1.6  Maturity

Each Note matures on the fifth (5th) anniversary of the Opening Date, and in no event later than December 31, 2033. "Opening Date" means the first day on which the Company is open to the public and generates gross revenue greater than one dollar ($1.00).

### 12.1.7  Prepayment

The Company may at any time, without notice, pay holders any amount in excess of the required semiannual payments. Prepayments count toward the Maximum Payment Amount.

### 12.1.8  Change of Control

If the Company experiences a Change of Control (generally, a sale of all or substantially all of its assets, a transfer of fifty percent (50%) or more of its voting power, certain mergers, or a liquidation), the Company must promptly pay each holder the Maximum Payment Amount minus all payments previously made, unless the acquiring or surviving entity assumes the Company's obligations under the Notes in writing, in which case the Notes remain outstanding. Transactions among the Company and its affiliates or entities under common control (including UNCO entities), internal reorganizations, bona fide financing transactions, and changes in corporate form or jurisdiction are not a Change of Control.

### 12.1.9  Events of Default; Representative

Events of Default under the Revenue Sharing Agreement include the Company's failure to pay amounts due (subject to a 15-day cure period following written notice), certain bankruptcy and insolvency events, defaults on other debt obligations beyond applicable notice and cure periods, inability to pay debts as they become due, and uncured material breaches of the Revenue Sharing Agreement. Upon an Event of Default, unpaid amounts bear default interest, and a majority of the Holders may, through a single appointed Representative, demand the remaining Maximum Payment Amount and pursue remedies. No individual holder may bring a claim to enforce payment on a Note; all such claims may be brought only by the Representative, whose reasonable fees and costs are the obligation of the Company. An Event of Default does not include breaches or failures caused by force majeure events, provided the Company gives notice as required.

### 12.1.10  Amendment

The Notes and the Revenue Sharing Agreement may be amended with the written consent of (i) the Company and (ii) Holders who own more than fifty percent (50%) of all Notes issued in the offering. An amendment adopted in this manner binds all Holders.

### 12.1.11  Ranking and security

The Notes are unsecured, general obligations of the Company. They are not secured by any collateral, are not guaranteed by UNCO or any affiliate, and are contractually subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money, whether now existing or hereafter created, including the anticipated senior construction loan described in this Form C. Each Holder authorizes the Company and the Representative to execute customary subordination, standstill, or intercreditor agreements on the Holder's behalf as reasonably required by any senior lender. Holders have no lien on, or recourse to, the real property on which the restaurant operates.

### 12.1.12  No equity, voting, or management rights

The Notes are debt securities. Holders do not receive equity in the Company, in any affiliate, or in the real estate, and have no voting, information, inspection, or management rights other than as expressly provided in the Note documents and as required by Regulation Crowdfunding. For all purposes, including Federal and State tax purposes, the Notes are treated as debt and not as an equity interest. Holders have no pre-emptive rights to invest in future capital raises.

### 12.1.13  Transfer restrictions

The Notes are subject to the transfer restrictions of Regulation Crowdfunding: they may not be transferred for one year following issuance except to the Company, to an accredited investor, to a family member or trust, in connection with death or divorce, or as part of an offering registered with the SEC. In addition, under the Revenue Sharing Agreement, the Notes may not be sold, assigned, pledged, or otherwise transferred, at any time, without the prior written consent of the

Company, which the Company may grant or withhold in its sole discretion (subject to a limited exception for transfers to or for the benefit of a spouse, child, or grandchild, or a trust for their exclusive benefit, which still require Company consent under Section 7.1 of the Revenue Sharing Agreement). The Company also has a first right of refusal on any proposed transfer to a third party, and may impose reasonable conditions on any permitted transfer, including an opinion of counsel and payment of the Company's expenses. There is no public market for the Notes and none is expected to develop.

### 12.1.14 Pro rata payments; form of payments; withholding

Payments to holders are made pro rata with other holders in the offering, based on principal amount. All payments are made as ACH deposits to accounts designated by each holder, or through such other platform, paying agent, or transfer agent as the Company may designate. Any required withholding tax reduces the amount otherwise payable, and holders will provide an IRS Form W-9 or similar certificate upon request.

### 12.2. Perks:

**Invest $500+:**

- Founders-only loyalty program rewarding investors with the equivalent of 10% off at an UNCO restaurant for life.
- VIP invites to grand openings, launches, and more.
- Complimentary birthday dessert.

**Invest $1,000+:**

- Everything above.
- Merch: Culpepper T-Shirt.

**Invest $5,000+:**

- Everything above.
- Merch: Culpepper hat.

**Invest $10,000+:**

- Everything above.
- 1 Group Bourbon tasting.
- Access to VIP tables on OpenTable.
- Merch: Culpepper leather coasters (4).

**Invest $25,000+:**

- Named booth or table with a permanent plaque at the Arlington location.
- 1 private experience with the ownership team – dinner, tasting, or event.
- Before 60 days: Founders Chef's tasting event.
- Culpepper x Tecovas boots.

## 12.3.  UNCO Founders Club (Investor Benefit — Not a Term of the Notes)

Every investor in the offering is enrolled in the UNCO Founders Club and receives loyalty points redeemable for food and beverage credits at UNCO restaurants. The Founders Club is an investor benefit provided by UNCO Management LLC. It is not part of the return on the Notes and is not a payment obligation of the Company under the Notes. Points are awarded on the amount invested, at a rate that depends on when the investment is made:

| When the investment is made | Points awarded | Approximate credit value |
|---|---|---|
| Invested during the first 10 days of the offering | 3 points per $1.00 invested | Equivalent to 30% of the amount invested |
| Invested on days 11 through 35 | 2 points per $1.00 invested | Equivalent to 20% of the amount invested |
| Invested after day 35 | 1 point per $1.00 invested | Equivalent to 10% of the amount invested |

Additional Founders Club terms:

- Each point has a redemption value of $0.10. Points are redeemable in 250-point increments ($25).
- Founders Club members additionally earn 1 point for every $1.00 spent at any UNCO location, for life.
- Members receive invitations to VIP events, and additional benefits at higher investment levels.
- Points and credits are redeemable only for food and beverage at UNCO restaurants. They are not cash, are not redeemable for cash, and have no value outside UNCO locations. They are not payments on the Notes and do not reduce or satisfy the Maximum Payment Multiple.
- Points earned by investing are issued to the investor's Founders Club account within 30 days after the offering successfully closes. If the offering does not close, no points are issued.
- Points are promotional food and beverage credits. They are not a security or an investment, and may not be applied to gratuity, tax, retail merchandise, gift cards, private events, buyouts, or catering. UNCO may decline or limit any redemption in its sole discretion.
- Points are personal to the investor and may not be sold or transferred.

- UNCO may update Founders Club terms and program mechanics from time to time. Full program details: unco.com/foundersclub.

**13. Do the securities offered have voting rights? Voting Rights and Proxy:**

No. The securities offered are Revenue Sharing Notes, which are debt securities. The Notes carry no equity, voting, or management rights in the issuer, and ownership of a Note does not give the holder the right to vote or otherwise participate in the management of the Company.

**14. Are there any limitations on any voting or other rights identified above?**

See Question 13.

**15. How may the terms of the securities being offered be modified?**
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you. In addition, after the closing of the offering, the Notes and the Revenue Sharing Agreement may be amended with the written consent of the Company and Holders who own more than fifty percent (50%) of all Notes issued in the offering. An amendment adopted in this manner binds all Holders, including Holders who did not consent to the amendment.

# Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal

equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**In addition to the statutory restrictions above, the Notes are subject to contractual transfer restrictions under the Revenue Sharing Agreement: no Note may be sold, assigned, pledged, or otherwise transferred, at any time, without the prior written consent of the Company, which may be granted or withheld in the Company's sole discretion, and the Company holds a first right of refusal on any proposed transfer to a third party. See Section 12.1.13 above.**

# Description of Issuer's Securities

**16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Amount Authorized | Amount Outstanding | Reserved Options | Convertible Note/SAFEs | Voting Rights |
|---|---|---|---|---|---|
| Common Units | N/A (limited liability company) | 100% of the Common Units, held by UNCO Culpepper Holdings, LLC | None | None | Yes |
| Series A Units | Up to 2,250,000 Series A Units | Series A Units held by Culpepper Arlington Investors, LLC, representing a sharing ratio of approximately 10% as of the date of this Form C; the final number of Series A Units outstanding will be determined at the close of the concurrent Rule 506(c) offering, up to a maximum sharing ratio of 25% | None | None | No |

The Company has two classes of limited liability company equity interests. The Common Units, all of which are held by UNCO Culpepper Holdings, LLC, carry 100% of the voting power of the Company. The Series A Units, held by Culpepper Arlington Investors, LLC (the issuer in the concurrent Rule 506(c) offering described in Question 24), are non-voting and entitle the holder to a sharing ratio in the Company's distributions, approximately 10% as of the date of this Form C and up to a maximum of 25% depending on the final amount raised in that offering. The Notes offered hereby are debt obligations of the Company and are not equity.

# Options, Warrants and Other Rights

**17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Notes are debt securities, not equity, so investors' rights are not subject to equity dilution in the traditional sense: the issuance of additional membership interests would not reduce a holder's right to receive up to the 1.40x Maximum Payment Multiple. However, the rights of holders may be materially limited or qualified in other ways. The Notes are contractually subordinated to the Company's institutional indebtedness, including the anticipated senior construction loan, and the Company may incur additional debt in the future, including secured debt, that ranks senior to or equally with the Notes. Additional debt would increase the Company's fixed obligations and could reduce the cash available to make payments on the Notes. The Company may also issue additional classes of securities, both equity and debt, and some of these could have rights superior to those of the Notes.

**18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Yes. The Notes being offered are debt obligations of the Company: they entitle holders to the revenue-share payments described in Question 12, capped at the Maximum Payment Multiple, and carry no voting rights. The Common Units and Series A Units described in Question 16 are equity interests: the Common Units carry all voting and management rights, and both classes participate in the residual profits and distributions of the Company in accordance with their sharing ratios.

**19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

UNCO Culpepper Holdings, LLC holds 100% of the voting power of the Company and controls all decisions about running its business, including hiring, spending, financing, and related-party arrangements. If it makes good business decisions, it is more likely you will be paid; if it makes poor business decisions, it is less likely you will be paid. The majority owner may make decisions with which you disagree, or that negatively affect the value of your investment, and you will have no recourse to change those decisions. For example, the Company could incur additional senior debt, enter into agreements with affiliates, or file for bankruptcy protection, making it more difficult for you to be paid. Holders of the Notes have no voting rights and cannot influence these decisions.

**20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The Notes are being valued at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000. The Notes entitle the holder to defined payments capped at the Maximum Payment Multiple and do not represent an ownership interest in the Company; accordingly, we do not anticipate that we will need to place a value on the Notes in the future.

**21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Purchasers of the Notes will not hold any ownership in the issuer; the Notes are debt securities without voting rights. All voting power is held by UNCO Culpepper Holdings, LLC, the holder of 100% of the Company's Common Units. As non-voting debt holders, investors are subject to the decisions made by the Company's owner and management, and may be adversely affected by decisions regarding, among other things: (a) the liquidation, dissolution or winding up of the Company, or any merger or consolidation; (b) amendment of the Company's governing documents; (c) creation and issuance of other securities, including debt securities, having rights senior to the Notes; or (d) transactions with related parties. In addition, the Notes may be amended with the consent of the Company and a majority of the Holders, which could bind you to changes you did not approve.

**22. What are the risks to purchasers associated with corporate actions including:**

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

Additional issuances of securities: the Company may issue additional debt or equity securities, and additional debt (particularly secured or senior debt) would increase the Company's fixed obligations and could reduce the cash available to make payments on the Notes. Issuer repurchases: under the Investment Agreement, if the Company determines that an investor provided inaccurate information or violated their obligations, or if required by law, the Company may repurchase that investor's Note for the principal amount outstanding, which could result in a return below the Maximum Payment Multiple. A sale of the issuer or its assets: a sale would generally constitute a Change of Control, requiring the Company to pay the remaining Maximum Payment Amount unless the acquirer assumes the Notes; however, the Company's ability to make that payment depends on the proceeds and terms of the sale, and a sale for insufficient value could result in a loss of your investment. Transactions with related parties: the Company expects to enter into arrangements with affiliates, including the co-borrower senior loan, and to occupy real estate owned by an affiliate; these arrangements are not negotiated at arm's length with unrelated parties and could affect the Company's revenue and expenses, and therefore the payments on the Notes.

**23. Describe the material terms of any indebtedness of the issuer:**

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date |
|---|---|---|---|
| None currently outstanding | N/A | N/A | N/A |

As of the date of this Form C, the Company has no indebtedness outstanding. However, the Company expects to be a co-borrower, together with Culpepper Arlington RE, LLC (the Company's real estate affiliate), under a senior secured construction loan of approximately $5.8 million to acquire the site and construct the restaurant. The loan has not closed and its final terms may change. As anticipated, the loan will bear interest at a floating rate, will be secured by a first lien on the real property and on substantially all assets of the borrowers (including the Company), and will be guaranteed by certain UNCO affiliates and principals; those guarantees run to the senior lender only and provide no credit support to the Notes. When closed, the loan will be senior to the Notes, and the Notes will be contractually and effectively subordinated to it. See "Risk Factors."

**24. What other exempt offerings has the Company conducted within the past three years?**

Culpepper Arlington Restaurant, LLC has not conducted any exempt offerings within the previous three years.

Separately, Culpepper Arlington Investors, LLC, an affiliate of the Company, is conducting a concurrent offering under Rule 506(c) of Regulation D for this project, available only to verified accredited investors. Investors in that offering hold interests in Culpepper Arlington Investors, LLC, which in turn holds non-voting Series A Units in the Company (see Question 16) and interests in Culpepper Arlington RE, LLC, the real estate affiliate. That offering is separate from this Regulation Crowdfunding offering and is not offered through PicMii. Investors in this offering will not participate in, and the Notes provide no rights with respect to, the 506(c) offering.

**25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

The Company expects to enter into the following transactions with affiliates and related persons in connection with the project:

- **Senior construction loan: the Company and Culpepper Arlington RE, LLC, an affiliate under common control, are expected to be co-borrowers under the senior secured construction loan described in Question 23, which is expected to be guaranteed by certain UNCO affiliates and principals.**
- **Affiliate lease: the Company expects to lease the real property from Culpepper Arlington RE, LLC under an affiliate lease, with rent expected to approximate the debt service on the senior loan. Final terms have not been determined.**
- **Management Agreement: the Company will enter into a Management Agreement with UNCO Management, LLC, an entity under common control, pursuant to which UNCO Management, LLC will provide managerial services to the Company for a fee equal to 5% of the Company's total revenue, payable every four weeks for the preceding four weeks in arrears.**
- **Bookkeeping Services Agreement: the Company will enter into a Bookkeeping Services Agreement with UNCO Management, LLC pursuant to which UNCO Management, LLC will provide bookkeeping services to the Company for a fee equal to 1% of the Company's total revenue, payable every four weeks for the preceding four weeks in arrears.**
- **IP License Agreement: the Company will have the right to use the "Culpepper Cattle Co." trademark and related intellectual property pursuant to an IP License Agreement with UNCO HG IP, LLC, an entity under common control, for a fee equal to 1% of the Company's total revenue, payable every four weeks for the preceding four weeks in arrears.**

# Financial Condition of the Issuer

**26. Does the issuer have an operating history?**

No.

**27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

**Company Background** Culpepper Arlington Restaurant, LLC (the "Company") is a Texas limited liability company formed on December 15, 2025, as a single-purpose entity to operate a restaurant specializing in Texas cuisines. The menu will feature comfort food, high-quality steaks, and delicious Tex-Mex dishes. The Company is in the pre-operational/start-up phase and has not yet commenced restaurant operations.

**Financial Statements** The Company's financial statements for the year ended December 31, 2025, were reviewed by independent accountants (BRS Partners, LLC) in accordance with

Statements on Standards for Accounting and Review Services. The accountants issued a review report stating they are not aware of any material modifications needed for the financial statements to conform with U.S. GAAP.

Because the Company was formed in mid-December 2025, it had no material operations, revenues, or expenses during the period. Accordingly, the financial statements reflect the following:

**Balance Sheet (as of December 31, 2025)**

- **Total Assets**: $0
- **Total Liabilities**: $0
- **Members' Equity**: $0

No cash, accounts receivable, property and equipment, or other assets were reported. There were no accounts payable, loans, or other liabilities.

**Statement of Operations (for the year ended December 31, 2025)**

- **Revenue**: $0
- **Cost of Goods Sold**: $0
- **Gross Profit**: $0
- **Operating Expenses**: $0
- **Net Loss**: $0

**Statement of Cash Flows**

- Net cash provided/used by operating, investing, and financing activities: $0
- Cash and cash equivalents at end of period: $0

**Statement of Members' Equity**

- No capital contributions, distributions, or net income/loss activity during the period. Ending members' equity: $0.

**Subsequent Events and Anticipated Capital Resources**

Since the date of the financial statements, the following material developments have occurred or are anticipated: (i) an affiliate of the Company, Culpepper Arlington RE, LLC, entered into a contract to purchase the real property at 2300 E. Lamar Blvd, Arlington, Texas, on which the restaurant will be built; the purchase has not yet closed; (ii) the Company expects to be a co-borrower with its real estate affiliate under a senior secured construction loan of approximately $5.8 million, as described in Question 23; the loan has not yet closed; and (iii) an affiliate is conducting a concurrent Rule 506(c) offering to accredited investors relating to the project, as described in Question 24. The total project cost is estimated at approximately $8.43M. The Company may require funds from other sources to complete construction and/or start and maintain operations; a lack of ability to secure such funds if required is a risk to the viability of the project.

*For additional information regarding the issuer's financials, please review Exhibit A.*

**28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**
See attachments:
See Exhibit A

**29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
i. In connection with the purchase or sale of securities?
ii. Involving the making of any false filing with the commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i. In connection with the purchase or sale of any security?
ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:
    1. Association with an entity regulated by such commission, authority, agency or officer?

2. Engaging in business of securities, insurance, or banking?
3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
   ii. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Culpepper Arlington Restaurant, LLC answers 'NO' to all of the above questions.

# Other Material Information

**30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

**Real estate under contract; refund if the purchase does not close.** The real property on which the restaurant will be built is under contract to be purchased by Culpepper Arlington RE, LLC, an affiliate of the Company, and the purchase has not yet closed. If the property purchase does not close and the project does not proceed, the Company intends to refund to investors the amounts they invested.

**Concurrent Rule 506(c) offering.** As described in Question 24, an affiliate is conducting a concurrent Rule 506(c) offering relating to this project, available only to verified accredited investors. That offering is separate from this offering, and investors in this offering acquire no rights in it.

**Founders Club and Founder perks.** The Founder perks and UNCO Founders Club benefits described in this Form C are offered voluntarily as a means of showing appreciation to investors, are provided by UNCO Management LLC, are not contractual conditions governed by the Notes, and are not enforceable under the Notes. See Sections 12.2 and 12.3 and "Risk Factors."

**The following documents are being submitted as part of this offering:**

**Financials**: See Exhibit A

**Offering Page**: See Exhibit B

**Investment Agreement (including the Revenue Sharing Note and the Revenue Sharing Agreement)**: See Exhibit C

**Certificate of Formation:** See Exhibit D

## Exhibit A

*Reviewed Financial Statements (see attachment in filings)*

# Exhibit B

*Offering Page (see attachment in filings)*

# Exhibit C

*Investment Agreement, including the Revenue Sharing Note (Exhibit A thereto) and the Revenue Sharing Agreement (Exhibit B thereto) (see attachment in filings)*

# Exhibit D

*Certificate of Formation*